INVEST IN **BRACKETOLOGY**

🇺🇸 America's largest centralized platform for reality TV fantasy gaming! 🎥

[bracketology]™

bracketology.tv Dover Delaware

Software | Entertainment | Technology | Minority Owned | Mobile

LEAD INVESTOR



Alexander Nickel Product & Operations, Prophet Exchange; Previously, DraftKings Sportsbook

Over the past year, I've had the opportunity to witness firsthand the tremendous team that Bracketology is building out. They have maintained the founder's original vision of disrupting both Reality TV and Fantasy Sports, while always keeping an eye towards the future. Their ability to acquire hundreds of thousands of users on a non-existent operating budget is an incredible accomplishment. Beyond the fantastic team, the recent product enhancements have been rolled out with lightning speed, a testament of what is to come. Backed by the proper resources, they will be able to leverage their existing technology and user base to expand their product offering, featuring new shows, networks, game types, and revenue streams. There is a vast opportunity here to engage millions of fans across diverse interests and backgrounds, and Bracketology has put all of the right pieces in place to scale with this demand. With years of experience in Sports Betting and Gaming, there is no question in my mind that Bracketology will become a household name in the entertainment world.

Invested $10,000 this round

Highlights

1. 🚀 Over 580k unique users on the platform, since its debut in 2016, $0 spent on user acquisition
2. 🔥 2021: 217,000 Unique Users and 52% Email Open Rate

2. 🔥 2021: 217,000 Unique Users and 52% Email Open Rate

3. 🤯 All this was done with no funding or full-time employees
4. ✨ New management since May 2021, increasing average annual revenue by 531%
5. 📈 Bracketology to expand to new shows: Survivor, Big Brother, The Voice, etc.
6. 💪 Goal is to create one-stop-shop for all fantasy reality TV gaming, which currently doesn't exist

Our Team



David Pawlan Head of Product

This is David's 3rd startup. In his past he has helped grow startups at a 2-3x YoY rate into a 7-figure business as well as Co-Founded a Venture Philanthropy fund focused on Black founders in Chicago.



Jonah Fialkow CEO

Jonah quit his day-job in October and has led Bracketology to a >500% increase in revenue compared to previous years of operation.



Kaitlyn Hurley COO & Co-Founder

Kaitlyn helped create the vision for Bracketology in 2016, & has been instrumental in the company's growth ever since - overseeing social engagement, user acquisition, data analytics, and content creation.



Caleb DeRuiter Head of Growth

Caleb is passionate about everything Bachelor and Reality TV



Jess Dahlstrum Co-Founder

Jess is our expert in SEO. She started Bach Bracket, Bracketology's first property, and has helped grow the company to a user base of almost 600,000 with $0 spent on user acquisition.



Mary Roberts Co-Founder

Mary is our champion in operations. She started Bach Bracket, Bracketology's first property, and has helped grow the company to a user base of almost 600,000 with $0 spent on user acquisition.

Bracketology? Think fantasy football for all reality TV shows... 🤯


[bracketology]
Fantasy sports, for reality TV.
Jonah Fialkow, CEO
jonah@bracketology.tv
Confidential and proprietary

> *The following traction explained is from Bracketology, LLC (current owner of Bach Bracket). Bracketology, LLC is a predecessor to Bracketology.tv, Inc. (the issuing entity) and will be acquired by Bracketology.tv, Inc.*


BRACKETOLOGY.TV
2
Reality TV fans are craving
more engagement with their
favorite shows through
BACHELOR Bracket
PETER WEBER

fantasy gaming...

But current solutions are decentralized, manual, & lack a community focus.


SURVIVOR SEASON 40
FANTASY LEAGUE
INTERACTIVE SPREADSHEET

INTRODUCING: BACH BRACKET

(Bracketology's Current Solution)

Fantasy Sports

MARCH MADNESS FANTASY FOOTBALL

+

The BACHELOR

Reality TV

=

Bach Bracket
(Not affiliated with ABC)



How To Play

1. Join A League
2. Make Weekly Picks
3. Check Your Scores

Video Demo Link

Bracketology is positioned to become the go-to, single hub for all fantasy reality TV gaming, expanding to *Survivor*, *The Voice*, *AGT*, etc.

BACH BRACKET: THE STORY

2016 | BACH BRACKET IS FOUNDED

While working full-time at a performance marketing agency in LA, Kaitlyn & 3 co-workers (Jess, Mary, & Lexi) created Bach Bracket.

Since our first season in 2016, over 580,000 people have used Bach Bracket.

We haven't spent a penny on user acquisition.

BACH BRACKET: BY THE NUMBERS

2021 | NEW LEADERSHIP JOINS BRACKETOLOGY

Developed revenue streams (83% website ads, 14% email sponsorships) with a plan to adopt a freemium subscription model.

This traction has been accomplished with no funding, no full-time sales team, and no marketing spend.

$53,099
2021 Revenue
(93% increase from 2020)

1.47%
Market Penetration
(Users/Show Viewers)

217,000
2021 Unique Active Users

TO UNDERSTAND THE OPPORTUNITY, LET'S DRAW A PARALLEL

CENTRALIZED FANTASY SPORTS



First online, centralized platform
1985
500,000 players
1988
CBS launches fantasy football
1997
2002
The Bachelor Season 1 premieres
2016
Bach Bracket launches with 300 users
60mm+ players
2017
$8bn U.S. market size
2021
2021
CBS launches fantasy *Survivor*
Bach Bracket breaks 500k users

CENTRALIZED FANTASY REALITY TV

The fantasy reality TV market today is where the fantasy sports market was in 1997.

REALITY TV HAS NEARLY DOUBLE THE TELEVISION MARKET SHARE OF SPORTS...

MARKET SHARE OF TOP 250 US TV PROGRAMS IN 2017



18%
REALITY
Fantasy Sports
$8+ Billion
Market Share
10%
SPORTS

- 200+ million annual reality TV viewers
- 9 reality shows in America's top 50
- 528 international adaptations of the above franchises

...YET A CENTRALIZED FANTASY REALITY EXPERIENCE DOESN'T EXIST

WE'RE LEADING THIS EMERGING MARKET...

OUR COMPETITIVE STRENGTHS

OUR FIRST-MOVER ADVANTAGE IS STRONG

No competitor, including ABC, has been able to secure or sustain a loyal user-base as large as ours.

WE ARE NETWORK AGNOSTIC

Our ability to go cross-network & create a single fantasy hub for all shows is something networks won't be able to replicate.

ACTIVE USERS FOR *THE BACHELORETTE* SEASON 18



BRACKETOLOGY'S BACH BRACKET
53K USERS
THE ROSE LEAGUE APP
15K USERS
ABC'S FANTASY GAME
(via Facebook)
35K USERS

AND WE ARE READY TO CAPTURE THE REST OF IT

In January 2022, we rebuilt the Bach Bracket web app with a fully modularized architecture.

This will allow us to scale to new shows in **6-8 weeks, at 20% of the cost.**

2022 ROADMAP		2023 ROADMAP
Survivor, The Voice, Big Brother	NEW SHOWS	The Bachelor in Paradise, The Masked Singer, Dancing with the Stars, AGT, American Idol
288,000	NEW USERS (Assumes 2% market penetration)	377,000
$90,000	COST (~30k per franchise)	$150,000

Forward-looking projections are not guaranteed.

WHEN WE BUILD IT, WE'LL MAKE SURE THEY COME

We plan to leverage current organic strategies, while layering in additional paid opportunities for user-acquisition.

ORGANIC CONTENT CREATION

SOCIAL MEDIA + SHOW-RELATED CONTENT:
Source full-time resource to spearhead community engagement through social media, newsletters, and blog posts to drive traffic to site.

INFLUENCER PARTNERSHIPS

REALITY TV AMBASSADORS:
Reach out to reality television stars and influencers to gain access to their networks and build user communities for each franchise.

PAID MEDIA

FACEBOOK + GOOGLE ADS:
Expand into paid media (social, CTV placements) - which can be managed in house by marketing experts.

OUR USERS ARE IMMENSELY VALUABLE

FOR ADVERTISERS

Our core users are widely accepted as the most profitable demographic for advertisers.

Past sponsorship deals:

RENT THE RUNWAY
KÉRASTASE PARIS
ORCA
BRIGHT CELLARS
hers


71%
FEMALE


75%
AGES
18-34

FOR A POTENTIAL EXIT

Fantasy sports/gambling operators are eager to engage our user demographic, as over 80% of sports bettors are men.

This makes for an ideal exit via acquisition by:

DRAFT KINGS

MEET BRACKETOLOGY'S LEADERSHIP

In October 2021, Jonah quit his day job to become the first full-time employee and CEO of Bracketology. Jonah is a passionate, coachable leader. With a background in data analytics and previous startup experience as CMO of RoomE, he is primed to use his learnings from that unsuccessful venture and the knowledge gained from advisors/mentors to drive Bracketology to become an industry disruptor.



JONAH FIALKOW
Chief Executive Officer
Full-Time

An active member of Bachelor Nation, Kaitlyn helped create the vision for Bracketology in 2016, and has been instrumental in the company's growth ever since - overseeing social engagement, user acquisition, data analytics, and content creation. She has worked in performance marketing for 8 years, managing campaigns, and leading cross-channel teams across a variety of industries.



KAITLYN HURLEY
Chief Operating Officer
Original Founder

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